News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	November 12, 2025

Seabridge Gold Files Third Quarter 2025 Report to Shareholders

and its Financial Statements and MD&A

Toronto, Canada... Seabridge Gold (TSX:SEA, NYSE:SA) announced today that it has filed its Report to Shareholders, Interim Financial Statements and Management's Discussion and Analysis for the three months period ended September 30, 2025 on SEDAR+. To review these documents on the Company website, please see https://www.seabridgegold.com/investors/financial-reports.

Recent Highlights

  KSM field activities and partnership discussions continue to advance
  24,000 meter drill program at Iskut in 2025 confirms a new large porphyry deposit at Snip North
  Court hearings completed on petitions challenging KSM's substantially started designation
  Three more challenges filed by Tudor Gold against KSM's Mitchell-Treaty-Tunnel authorizations
  2025 exploration program completed at 3 Aces
  The Gold Market: Compensating for dollar debasement

Financial Results

During the three-month period ended September 30, 2025 Seabridge posted a net loss of $32.3 million ($0.32 per share) compared to a net loss of $27.6 million ($0.31 per share) for the same period last year. During the 3rd quarter, Seabridge invested $52.9 million in mineral interests, compared to $28.1 million during the same period last year. At September 30, 2025, net working capital was $83.2 million compared to $37.8 million at December 31, 2024.

Seabridge holds a 100% interest in several North American gold projects. Seabridge's assets include the KSM and Iskut projects located in Northwest British Columbia, Canada's "Golden Triangle", the Courageous Lake project located in Canada's Northwest Territories, the Snowstorm project in the Getchell Gold Belt of Northern Nevada and the 3 Aces project located in the Yukon Territory. For a full breakdown of Seabridge's mineral reserves and mineral resources by category please visit Seabridge's website at http://www.seabridgegold.com.

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

ON BEHALF OF THE BOARD

"Rudi Fronk"

Chair and C.E.O.

For further information please contact:

Rudi P. Fronk, Chair and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711

Email: info@seabridgegold.com

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
416-367-9292   www.seabridgegold.com